Ark Restaurants Corp.

2011 ANNUAL REPORT

The Company

We are a New York corporation formed in 1983. As of the fiscal year ended October 1, 2011, we owned and/or operated 22 restaurants and bars, 28 fast food concepts and catering operations through our subsidiaries. Initially our facilities were located only in New York City. As of the fiscal year ended October 1, 2011, seven of our restaurant and bar facilities are located in New York City, four are located in Washington, D.C., seven are located in Las Vegas, Nevada, two are located in Atlantic City, New Jersey, one is located at the Foxwoods Resort Casino in Ledyard, Connecticut and one is located in the Faneuil Hall Marketplace in Boston, Massachusetts.

In addition to the shift from a Manhattan-based operation to a multi-city operation, the nature of the facilities operated by us has shifted from smaller, neighborhood restaurants to larger, destination restaurants intended to benefit from high patron traffic attributable to the uniqueness of the restaurant's location. Most of our restaurants which are in operation and which have been opened in recent years are of the latter description. As of the fiscal year ended October 1, 2011, and since the years indicated, these include the restaurant operations at the 12 fast food facilities in Tampa, Florida and Hollywood, Florida, respectively (2004); the *Gallagher's Steakhouse* and *Gallagher's Burger Bar* in the Resorts Atlantic City Hotel and Casino in Atlantic City, New Jersey (2005); *The Grill at Two Trees* at the Foxwoods Resort Casino in Ledyard, Connecticut (2006); *Durgin Park Restaurant and the Black Horse Tavern* in the Faneuil Hall Marketplace in Boston, Massachusetts (2007); *Yolos* at the Planet Hollywood Resort and Casino in Las Vegas, Nevada (2007); six fast food facilities at MGM Grand Casino at the Foxwoods Resort Casino in Ledyard, Connecticut (2008) and *Robert* at the Museum of Arts & Design at Columbus Circle in Manhattan (2010).

The names and themes of each of our restaurants are different except for our two *Sequoia* restaurants and two *Gallagher's Steakhouse* restaurants. The menus in our restaurants are extensive, offering a wide variety of high-quality foods at generally moderate prices. The atmosphere at many of the restaurants is lively and extremely casual. Most of the restaurants have separate bar areas. Most of the restaurants are open seven days a week and most serve lunch as well as dinner. A majority of our net sales are derived from dinner as opposed to lunch service.

While decor differs from restaurant to restaurant, interiors are marked by distinctive architectural and design elements which often incorporate dramatic interior open spaces and extensive glass exteriors. The wall treatments, lighting and decorations are typically vivid, unusual and, in some cases, highly theatrical.

We will provide, without charge, a copy of our Annual Report on Form 10-K for the fiscal year ended October 1, 2011, including financial statements, exhibits and schedules thereto, to each of our shareholders of record on February 10, 2012 and each beneficial holder on that date, upon receipt of a written request therefore mailed to our offices, 85 Fifth Avenue, New York, NY 10003 Attention: Treasurer.

February 10, 2012

Dear Shareholders:

This past year can best be described as "before June" and "after June". We struggled the first three quarters with disappointing sales in Las Vegas (we had been hopeful that we would see a recovery) and bad weather in the Northeast which negatively affected our winter/spring/early summer seasonal revenues to unproductive levels. In addition, the complex by the Potomac River that houses our Sequoia Restaurant in Washington D.C. had an unfortunate flood that closed us for three weeks in April and May, the beginning of our outdoor café season (we have 600 outdoor seats). Commodity prices remained high which again impacted cost of goods and gross margins this year as was the case in the prior year.

In late May we commenced an effort to deal with the intractable high cost of raw material. In addition to price increases of 2% we restructured our menus to achieve a lower cost. We did this by reducing protein portions 5% wherever possible and phasing out high cost product with lower cost alternatives. This was done without diminishing quality or changing the perception of the menu offerings at our various operations. The result was that our cost of goods sold as a percentage of sales improved in the fourth fiscal quarter As we were instituting menu changes we also experienced improving revenue from Las Vegas, our Sequoia restaurant in Washington, D. C. reopened, the weather in the Northeast became favorable and our event business started to generate increased sales. Overall comparative sales in the September quarter for our company were up 5.8% with Las Vegas up 7.1% from the same period in the prior year. Las Vegas represents roughly 36% of the Company's sales. The combination of improved menu costing and increased revenue provided an EBITDA that was up $1 million when compared to the prior September quarter. Our EBITDA for the first three quarters had been down $1 million from the prior fiscal year's nine month period, but with the strong fourth quarter EBITDA for the fiscal year was virtually the same as fiscal 2010. At the time of this letter we have preliminary numbers for the December quarter which is our first quarter of the 2012 fiscal year. Those numbers are strong in comparison with the prior year with overall comparative sales up by approximately 9%. A continuation of improving revenue will have a benefit to the efficiency of labor, occupancy costs (where we have fixed rents) and other non variable costs.

Our goal remains to create reliable and growing EBITDA. Although we were confident at the beginning of the 2011 fiscal year we hit some snags. We are confident again coming off of two improved quarters. We presently pay an annual dividend of $1 per share. We closed fiscal 2011 with no long term debt and cash and cash equivalents of $7,780,000. We continue to pay purveyor bills on a ten day cycle.

Our inventory of restaurants coming into the 2012 fiscal year has changed. We were unable to extend our lease at America in Washington D.C.'s Union Station although we continue to operate Thunder Grill and The Center Café there. We also could not renew leases at Gonzales y Gonzales and The Grill Room in New York City. In March 2012 we will open the 10,000 square foot Clyde Frazier's Wine and Dine in NYC. Shortly thereafter we will open a 2,500 square foot restaurant at the new Basketball City in lower Manhattan. Basketball City is a 66,000 square foot facility and we have preferred catering rights for all events in that space.

In November of 2011 we purchased 250,000 shares of Ark stock at $12.50 from the estate of a long term investor. We paid the estate $1 million and gave them a note for the balance. The note is to be paid in twenty four equal installments beginning December 2012.

There has been an accounting change in the way we account for our managed properties that has had the effect of skewing comparisons with last year. I urge all of you to read the footnotes to our Consolidated Financial Statements that address the new regulations regarding variable interest entities.

We have a great people throughout this Company. It is my pleasure to work with them. They have seen us through the difficult few years we have experienced. They are loyal with many (with emphasis on many) key people with our Company for 25 years. They are the backbone of our success.

Finally, Bob Towers our President and an important part of management for 29 years announced his retirement in January of this year. Bob is a great guy and we wish him well.

Sincerely,



Michael Weinstein,

Chairman and Chief Executive Officer

ARK RESTAURANTS CORP.

Corporate Office
Michael Weinstein, Chairman and Chief Executive Officer
Robert Stewart, Chief Financial Officer and Treasurer
Vincent Pascal, Senior Vice President and Chief Operating Officer
Paul Gordon, Senior Vice President-Director of Las Vegas Operations
Walter Rauscher, Vice President-Corporate Sales & Catering
Nancy Alvarez, Controller
Marilyn Guy, Director of Human Resources
Jennifer Sutton, Director of Operations-Washington D.C.
Scott Moon, Director of Catering-Washington D.C.
Andrea O'Brien, Director of Tour and Travel
John Oldweiler, Director of Purchasing
Luis Gomes, Director of Purchasing – Las Vegas Operations
Linda Clous, Director of Facilities Management
Evyette Ortiz, Director of Marketing
Veronica Mijelshon, Director of Architecture and Design
Oona Cassidy, Counsel and Secretary
Teresita Mendoza, Controller – Las Vegas Operations
Craig Tribus, Director of Operations – Las Vegas Operations
Brian Wilkins, Director of Maintenance – Las Vegas Operations
Nicole Calix Coy, Director of Human Resources – Las Vegas Operations

Corporate Executive Chef
David Waltuck

Executive Chefs
Damien McEvoy, Las Vegas
Paul Savoy, Executive Sous Chef, Las Vegas Operations

Restaurant General Managers-New York
Dianne Ashe-Giovannone, Canyon Road
Jennifer Baquerizo, El Rio Grande
Todd Birnbaum, Sequoia
Donna Simms, Bryant Park Grill
Ridgley Trufant, Red
Ana Harris, Robert

Restaurant General Managers-Washington D.C.
Bender Gamiao, Thunder Grill & Center Café
Maurizio Reyes, Sequoia

Restaurant General Managers-Las Vegas
Charles Gerbino, Las Vegas Employee Dining Facility
Chris Hernandez, Gallagher's Steakhouse
John Hausdorf, Las Vegas Room Service
Geri Ohta, Director of Sales and Catering
Kelly Rosas, America
Mary Massa, Gonzalez y Gonzalez
Ivonne Escobedo, Village Streets
Jeff Stein, Broadway Burger Bar & Grill
Fidencio Chavez, Venetian Food Court
Christopher Waltrip, V-Bar
Staci Green, Yolos Mexican Grill

Restaurant General Manager-Atlantic City
Donna McCarthy, Gallagher's Steakhouse and Burger Bar

Restaurant General Manager-Boston
Seana Kelly, Durgin-Park

Restaurant Chef-Boston
Melicia Phillips, Durgin-Park

Restaurant General Managers-Florida
Emmanuel Defontenay, Hollywood Food Court
Darvin Prats, Tampa Food Court

Restaurant General Manager-Foxwoods
Patricia Reyes, The Grill at Two Trees, Lucky Seven and The Food Market

Restaurant Chefs-New York
Vico Ortega, Sequoia
Santiago Moran, Red
Fermin Ramirez, El Rio Grande
Ruperto Ramirez, Canyon Road Grill
Gadi Weinreich, Bryant Park Grill
Leo Forneas, Robert

Restaurant Chefs-Washington D.C.
Michael Foo, Thunder Grill & Center Café
Fanor Baldarrama, Sequoia
Eric Vite Nava, Thunder Grill

Restaurant Chefs-Las Vegas
Ken Torres, America
Dave Simmons, Gallagher's Steakhouse
Richard Harris, Banquets
Jerome "JJ" Lingle, Las Vegas Employee Dining Facility
Sergio Salazar, Gonzalez y Gonzalez
Justin Vega, Yolos Mexican Grill
Lamart Glenn, The Sporting House
Bernard Camat, Broadway Burger Bar & Grill

Restaurant Chef-Atlantic City
Sergio Soto, Gallagher's Steakhouse

Restaurant Chefs-Florida
Artemio Espinoza, Hollywood Food Court
Nolberto Vernal, Tampa Food Court

Restaurant Chef-Foxwoods
Rosalio Fuentes, The Grill at Two Trees and Lucky Seven
Roberto Reyes, The Food Market

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company's operating income of $1,902,000 for the year ended October 1, 2011 decreased 36.6% compared to operating income of 2,999,000 for the year ended October 2, 2010. This decrease resulted primarily from: (i) a charge of $2,603,000 to impair the leasehold improvements and equipment of an underperforming restaurant that the Company is a majority partner in, (ii) an interruption of business at our *Sequoia* property located in Washington, DC due to a flood, (iii) increased food costs as a result of higher commodity prices, (iv) a slight decrease in sales at our properties that have significant amounts of outdoor seating are to poor weather conditions, and (v) the closure of our *Gonzalez y Gonzalez* property located in New York, NY, partially offset by operating income from variable interest entities ("VIEs") that were consolidated as of October 3, 2010 due to the adoption of new accounting guidance (see below).

Effective October 3, 2010, the Company adopted amendments to ASC 810 (formerly FASB Statement of Accounting Standards ("SFAS") No. 167—*Amendments to FASB Interpretation No. 46(R)* ("SFAS No. 167")). This guidance requires an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a VIE. This analysis identifies the primary beneficiary of a VIE as the enterprise that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impacts the entity's economic performance; and (ii) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has the power to direct the activities of the VIE that most significantly impact the entity's economic performance. This guidance also requires the Company to focus on a more qualitative approach, rather than a quantitative approach previously required for determining the primary beneficiary of a VIE, amended certain guidance for determining whether an entity is a VIE, added an additional requirement to assess whether an entity is a VIE on an ongoing basis, and required enhanced disclosures that provide users of financial statements with more transparent information about an enterprise's involvement in a VIE. The adoption of this guidance resulted in the consolidation of two VIEs which had not been previously consolidated, *Ark Hollywood/Tampa Investment, LLC* and *Ark Connecticut Investment, LLC,* as of October 3, 2010. The Company did not retroactively apply this guidance.

The Company has substantial fixed costs that do not decline proportionally with sales. The first and second fiscal quarters, which include the winter months, usually reflect lower customer traffic than in the third and fourth fiscal quarters. In addition, sales in the third and fourth fiscal quarters can be adversely affected by inclement weather due to the significant amount of outdoor seating at the Company's restaurants.

The following discussion and analysis excludes the impacts of the VIEs consolidated as of October 3, 2010 and whose impacts were included in Other Revenues in prior periods.

Accounting period

Our fiscal year ends on the Saturday nearest September 30. We report fiscal years under a 52/53-week format. This reporting method is used by many companies in the hospitality industry and is meant to improve year-to-year comparisons of operating results. Under this method, certain years will contain 53 weeks. The fiscal years ended October 1, 2011 and October 2, 2010 included 52 weeks.

Revenues

During the Company's year ended October 1, 2011, revenues of $117,229,000 (excluding revenues from VIEs in the amount of $22,216,000) decreased 0.5% compared to revenues of $117,768,000 in the year ended October 2, 2010. This decrease is primarily due to: (i) the closure of *Gonzalez y Gonzalez*, in January 2011, (ii) a slight decrease in sales at our properties that have significant amounts of outdoor seating due to poor weather conditions, (iii) the impact of management fees related to the VIEs which were included in Other Revenue in the prior period and are now consolidated, as discussed above, and (iv) a decrease in sales at *Sequoia DC* as a result of the interruption of our business due to a flood, offset by sales at our restaurants *Robert* in New York City, which opened in December 2009, and *The Sporting House* in Las Vegas, which opened in October 2010 combined with an improvement in sales at our Atlantic City, NJ properties.

Food and Beverage Sales

On a Company-wide basis, same store sales increased 1.6%, or $1,670,000, from fiscal 2010 to fiscal 2011. Same store sales in Las Vegas increased by $1,430,000, or 2.9%, in fiscal 2011 compared to fiscal 2010 primarily as a result of combining three fast food outlets located in the *Village Eateries* in the New York-New York Hotel & Casino Resort in Las Vegas into a new restaurant, *The Broadway Burger Bar*, which opened at the end of December 2010. Same store sales in New York were essentially unchanged during fiscal 2011 compared to fiscal 2010 which is reflective of local economic factors. Same store sales in Washington D.C. decreased by $205,000, or 1.2%, during fiscal 2011 compared to 2010 primarily as a result of the interruption of our business at *Sequoia DC* due to a flood. Same-store sales in Atlantic City increased by $402,000, or 16.3% in fiscal 2011 compared to 2010 as result of new ownership at *Resorts Casino Hotel* and their significant marketing efforts for the property. Same-store sales in Boston decreased $58,000 or 1.3% during fiscal 2011 compared to 2010. Same store sales in Connecticut decreased $541,000, or 11.9%, during fiscal 2011 as they were negatively affected by the continued unwillingness of the public to engage in gaming activities.

Our restaurants generally do not achieve substantial increases in revenue from year to year, which we consider to be typical of the restaurant industry. To achieve significant increases in revenue or to replace revenue of restaurants that lose customer favor or which close because of lease expirations or other reasons, we would have to open additional restaurant facilities or expand existing restaurants. There can be no assurance that a restaurant will be successful after it is opened, particularly since in many instances we do not operate our new restaurants under a trade name currently used by us, thereby requiring new restaurants to establish their own identity.

Other Revenue

The decrease in Other Revenue for fiscal 2011 as compared to fiscal 2010 is due to the impact of management fees included in Other Revenue in the prior periods related to VIEs which are now consolidated.

Costs and Expenses

Food and beverage costs for the year ended October 1, 2011 as a percentage of total revenues were 27.0% (excluding food and beverage costs associated with VIEs in the amount of $5,874,000) as compared to 25.8% for the year ended October 2, 2010. This increase is the result of higher commodity prices in the current fiscal year.

Payroll expenses as a percentage of total revenues were 34.2% for the year ended October 1, 2011 (excluding payroll expenses associated with VIEs in the amount of $5,776,000) as compared to 32.3% for the year ended October 2, 2010. These increases in payroll expenses as a percentage of revenue were primarily due to higher than expected payroll at *The Sporting House* in Las Vegas combined with the interruption of our business at *Sequoia DC* due to a flood.

Occupancy expenses for the year ended October 1, 2011 as a percentage of total revenues were 14.1% (excluding occupancy expenses associated with VIEs in the amount of $2,767,000) as compared to 14.2% for the year ended October 2, 2010. This slight decrease in occupancy expenses as a percentage of revenue was due to increased sales at properties where rents are fixed offset by contingent rentals at *The Sporting House* in Las Vegas.

Other operating costs and expenses for the year ended October 1, 2011 as a percentage of total revenues were 13.4% (excluding other operating costs and expenses associated with VIEs in the amount of $2,539,000) as compared to 13.8% for the year ended October 2, 2010. This decrease in other operating costs as a percentage of revenue was due to cost cutting measures implemented in fiscal 2011.

General and administrative expenses (which relate solely to the corporate office in New York City and therefore there is no impact from the VIEs) as a percentage of total revenues were 8.1% for the year ended October 1, 2011, compared to 8.1% for the year ended October 2, 2010, and were in line with management expectations.

Interest expense was $14,000 in fiscal 2011 and $29,000 in fiscal 2010. Interest income was $72,000 in fiscal 2011 and $82,000 in fiscal 2010. Investments are made in government securities and investment quality corporate instruments.

Other income, which generally consists of purchasing service fees and other income at various restaurants, was $636,000 and $386,000 for fiscal 2011 and 2010, respectively.

Income Taxes

The provision for income taxes reflects federal income taxes calculated on a consolidated basis and state and local income taxes which are calculated on a separate entity basis. Most of the restaurants we own or manage are owned or managed by a separate legal entity.

For state and local income tax purposes, certain losses incurred by a subsidiary may only be used to offset that subsidiary's income, with the exception of the restaurants operating in the District of Columbia. Accordingly, our overall effective tax rate has varied depending on the level of income and losses incurred at individual subsidiaries.

Our overall effective tax rate in the future will be affected by factors such as the level of losses incurred at our New York City facilities which cannot be consolidated for state and local tax purposes, pre-tax income earned outside of New York City and the utilization of state and local net operating loss carry forwards. Nevada has no state income tax and other states in which we operate have income tax rates substantially lower in comparison to New York. In order to utilize more effectively tax loss carry forwards at restaurants that were unprofitable, we have merged certain profitable subsidiaries with certain loss subsidiaries.

The Revenue Reconciliation Act of 1993 provides tax credits to us for FICA taxes paid on tip income of restaurant service personnel. The net benefit to us was $564,000 in fiscal 2011 and $607,000 in fiscal 2010.

Liquidity and Capital Resources

Our primary source of capital has been cash provided by operations. We utilize cash generated from operations to fund the cost of developing and opening new restaurants, acquiring existing restaurants owned by others and remodeling existing restaurants we own.

Net cash provided by operating activities for the year ended October 1, 2011 was $8,530,000, compared to $5,548,000 for the prior year. This net change was primarily attributable to the consolidation of the VIEs as discussed above. Also see Notes 1 and 2 to the Consolidated Financial Statements.

Net cash provided by investing activities for the year ended October 1, 2011 was $2,623,000 and resulted from net proceeds from the sales of investment securities and the inclusion of cash balances from VIEs in the amount of $757,000 partially offset by purchases of fixed assets at existing restaurants and the construction of *The Broadway Burger Bar* located in the New York-New York Hotel & Casino in Las Vegas, NV.

Net cash used in investing activities for the year ended October 2, 2010 was $1,739,000 and resulted from net proceeds from the sales of investment securities partially offset by purchases of fixed assets at existing restaurants and the construction of *Robert* in New York City.

Net cash used in financing activities for the years ended October 1, 2011 and October 2, 2010 of $5,384,000 and $7,250,000, respectively, was principally used for the payment of dividends and distributions to non-controlling interests.

The Company had a working capital surplus of $4,170,000 at October 1, 2011 (excluding a working capital deficit of the VIEs in the amount of $90,000) as compared to a working capital surplus of $4,897,000 at October 2, 2010.

On December 8, 2010, April 1, 2011, June 29, 2011 and October 3, 2011 the Company paid quarterly cash dividends in the amount of $0.25 per share on the Company's common stock. The Company intends to continue to pay such quarterly cash dividend for the foreseeable future, however, the payment of future dividends is at the discretion of the Company's Board of Directors and is based on future earnings, cash flow, financial condition, capital requirements, changes in U.S. taxation and other relevant factors

In February 2010, the Company entered into an amendment to its lease for the food court space at the *New York-New York Hotel and Casino* in Las Vegas, Nevada. Pursuant to this amendment, the Company agreed to, among other things; commit no less than $3,000,000 to remodel the food court by March 2012. In exchange for this commitment, the landlord agreed to extend the food court lease for an additional four years. As of October 1, 2011, the Company has spent approximately $1,300,000 related to this commitment in connection with *The Broadway Burger Bar* construction discussed above.

On March 18, 2011, a subsidiary of the Company entered into a lease agreement to operate a yet to be named restaurant and bar in New York City. In connection with the agreement, the landlord has agreed to contribute up to $1,800,000 towards the construction of the facility, which the Company expects to be $6,000,000 to $7,000,000. The initial term of the lease for this facility will expire on March 31, 2027 and will have one five-year renewal. The Company anticipates the restaurant will open during the second quarter of fiscal 2012.

On April 17, 2011, the Company suffered a flood at its *Sequoia* property located in Washington, DC ("*Sequoia DC*"). The Company expects to recover substantially all of its losses from insurance proceeds and/or the landlord and does not expect unrecovered amounts to have a material impact on its financial position, results of operations or cash flows.

On June 7, 2011, the Company entered into a 10-year exclusive agreement to manage a yet to be constructed restaurant and catering service at *Basketball City* in New York City in exchange for a fee of $1,000,000 ($600,000 of which has been paid as of October 1, 2011 and is included in Intangibles Assets in the accompanying Consolidated Balance Sheet). Under the terms of the agreement the owner of the property will construct the facility at their expense and the Company will pay the owner an annual fee based on sales, as defined in the agreement. The Company expects to begin operating this property in the first quarter of fiscal 2012.

Restaurant Expansion

In August 2010, the Company entered into an agreement to lease the former *ESPN Zone* space at the New York-New York Hotel & Casino Resort in Las Vegas and re-open the space under the name *The Sporting House*, which has been licensed from the landlord as well. Such lease is cancellable upon 90 days written notice and provides for rent based on profits only. This restaurant opened at the end of October 2010 and the Company did not invest significant funds to re-open the space.

In the quarter ended January 1, 2011, the Company combined three fast food outlets located in the *Village Eateries* in the New York-New York Hotel & Casino Resort in Las Vegas into a new restaurant, *The Broadway Burger Bar*, which opened at the of December 2010.

The opening of a new restaurant is invariably accompanied by substantial pre-opening expenses and early operating losses associated with the training of personnel, excess kitchen costs, costs of supervision and other expenses during the pre-opening period and during a post-opening "shake out" period until operations can be considered to be functioning normally. The amount of such pre-opening expenses and early operating losses can generally be expected to depend upon the size and complexity of the facility being opened.

Our restaurants generally do not achieve substantial increases in revenue from year to year, which we consider to be typical of the restaurant industry. To achieve significant increases in revenue or to replace revenue of restaurants that lose customer favor or which close because of lease expirations or other reasons, we would have to open additional restaurant facilities or expand existing restaurants. There can be no assurance that a restaurant will be successful after it is opened, particularly since in many instances we do not operate our new restaurants under a trade name currently used by us, thereby requiring new restaurants to establish their own identity.

We may take advantage of other opportunities we consider to be favorable, when they occur, depending upon the availability of financing and other factors.

Recent Restaurant Dispositions and Charges

We were advised by the landlord that we would have to vacate the *Gonzalez y Gonzalez* property located in New York, NY, which was on a month-to-month lease. The closure of this property occurred on January 31, 2011.

During the fourth fiscal quarter of 2010, we closed our *Pinch & S'Mac* operation located in New York City, and re-concepted the location as *Polpette*, which featured meatballs and other Italian food. Sales at *Polpette* failed to reach the level sufficient to achieve the results we required. As a result, we closed this restaurant on February 6, 2011 and it was sold on April 28, 2011 for $400,000.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements. While all these significant accounting policies impact our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our consolidated financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates.

We believe that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on our consolidated results of operations, financial position or cash flows for the periods presented in this report.

Below are listed certain policies that management believes are critical:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The accounting estimates that require our most difficult and subjective judgments include allowances for potential bad debts on receivables, inventories, the useful lives and recoverability of our assets, such as property and intangibles, fair values of financial instruments and share-based compensation, the realizable value of our tax assets and other matters. Because of the uncertainty in such estimates, actual results may differ from these estimates.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the evaluation of the fair value and future benefits of long-lived assets, we perform an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including estimated future sales growth and estimated profit margins are included in this analysis.

Management continually evaluates unfavorable cash flows, if any, related to underperforming restaurants. Periodically it is concluded that certain properties have become impaired based on their existing and anticipated future economic outlook in their respective markets. In such instances, we may impair assets to reduce their carrying values to fair values. Estimated fair values of impaired properties are based on comparable valuations, cash flows and/or management judgment. During the year ended October 1, 2011, the Company recorded a charge of $2,603,000 to impair the leasehold improvements and equipment of an underperforming restaurant that the Company is a majority partner in. Therefore, the impairment amount reflected in our fiscal 2011 Consolidated Statement of Income is offset by the share of the charge attributable to the limited partners, or $856,000, which is included in the Net Income (Loss) Attributable to Non-controlling Interests line item in the accompanying Consolidated Statement of Income. Based on the current facts and circumstances, the property does not meet the criteria for held for sale classification. No impairment charges were recorded for the year ended October 2, 2010.

Leases

We recognize rent expense on a straight-line basis over the expected lease term, including option periods as described below. Within the provisions of certain leases there are escalations in payments over the base lease term, as well as renewal periods. The effects of the escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes option periods when it is deemed to be reasonably assured that we would incur an economic penalty for not exercising the option. Percentage rent expense is generally based upon sales levels and is expensed as incurred. Certain leases include both base rent and percentage rent. We record rent expense on these leases based upon reasonably assured sales levels. The consolidated financial statements reflect the same lease terms for amortizing leasehold improvements as were used in calculating straight-line rent expense for each restaurant. Our judgments may produce materially different amounts of amortization and rent expense than would be reported if different lease terms were used.

Deferred Income Tax Valuation Allowance

We provide such allowance due to uncertainty that some of the deferred tax amounts may not be realized. Certain items, such as state and local tax loss carryforwards, are dependent on future earnings or the availability of tax strategies. Future results could require an increase or decrease in the valuation allowance and a resulting adjustment to income in such period.

Goodwill and Trademarks

Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Trademarks, which were acquired in connection with the Durgin Park acquisition, are considered to have an indefinite life and are not being amortized. Goodwill and certain intangible assets are assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is to identify potential impairment by comparing the fair value of the reporting unit (we are being treated as one reporting unit) with its net book value (or carrying amount), including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The impairment test for other intangible assets consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Determining the fair value of the reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of the reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. To assist in the process of determining goodwill impairment, we perform internal valuation analyses and consider other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flows, market comparisons and recent transactions. These approaches use significant estimates and assumptions including projected future cash flows (including timing), a discount rate reflecting the risk inherent in future cash flows, perpetual growth rate, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables. Based on the above policy, no impairment charges were necessary in fiscal 2011 and 2010.

Share-Based Compensation

The Company measures share-based compensation cost at the grant date based on the fair value of the award and recognizes it as expense over the applicable vesting period using the straight-line method. Excess income tax benefits related to share-based compensation expense that must be recognized directly in equity are considered financing rather than operating cash flow activities.

The fair value of each of the Company's stock options is estimated on the date of grant using a Black-Scholes option-pricing model that uses assumptions that relate to the expected volatility of the Company's common stock, the expected dividend yield of our stock, the expected life of the options and the risk free interest rate. The Company did not grant any options during the fiscal years ended 2011 and 2010. The Company generally issues new shares upon the exercise of employee stock options.

Recent Developments

On December 7, 2011, the Board of Directors declared a quarterly dividend of $0.25 per share on our common stock to be paid on January 3, 2012 to shareholders of record at the close of business on December 21, 2011.

On December 12, 2011, we purchased, in a private transaction, 250,000 shares of our common stock at a price of $12.50 per share, or a total of $3,125,000. Upon the closing of the purchase, we paid the seller $1,000,000 in cash and issued an unsecured promissory note to the seller of $2,125,000. The note bears interest at 0.19% per annum, and is payable in 24 equal monthly installments of $88,541, commencing on December 1, 2012.

We were advised by the landlord that we would have to vacate the *America* property located in Washington, DC, which was on a month-to-month lease. The closure of this property occurred on November 7, 2011.

Our President, Chief Operating Officer and Treasurer announced he is retiring effective December 31, 2011. We are in the process of negotiating a proper separation agreement with him.

Recently Adopted and Issued Accounting Standards

See Note 1 to the Consolidated Financial Statements for a description of recent accounting pronouncements, including those adopted in 2011 and the expected dates of adoption and the anticipated impact on the Consolidated Financial Statements.

Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Market For The Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Our Common Stock

Our Common Stock, $.01 par value, is traded in the over-the-counter market on the Nasdaq National Market under the symbol "ARKR." The high and low sale prices for our Common Stock from October 5, 2009 through September 30, 2011 are as follows:

Calendar 2009	High	Low
Fourth Quarter	$17.80	$12.48
Calendar 2010		
First Quarter	14.27	13.21
Second Quarter	14.93	13.35
Third Quarter	15.00	12.55
Fourth Quarter	15.00	14.25
Calendar 2011		
First Quarter	14.74	14.20
Second Quarter	17.39	14.34
Third Quarter	16.61	12.95

Dividend Policy

On December 1, 2009, March 1, 2010, May 26, 2010, August 27, 2010, November 23, 2010. March 4, 2011, June 17, 2011, September 8, 2011 and December 7, 2011 our Board of Directors declared quarterly cash dividends in the amount of $0.25 per share. We intend to continue to pay such quarterly cash dividends for the foreseeable future, however, the payment of future dividends is at the discretion of our Board of Directors and is based on future earnings, cash flow, financial condition, capital requirements, changes in U.S. taxation and other relevant factors.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Ark Restaurants Corp.

We have audited the accompanying consolidated balance sheets of Ark Restaurants Corp. and Subsidiaries as of October 1, 2011 and October 2, 2010, and the related consolidated statements of income, changes in equity and cash flows for each of the two years in the period ended October 1, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ark Restaurants Corp. and Subsidiaries as of October 1, 2011 and October 2, 2010, and their consolidated results of operations and cash flows for each of the two years in the period ended October 1, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, Ark Restaurants Corp. changed its method of accounting for the consolidation of variable interest entities in 2011.

/s/ J.H. Cohn LLP

Jericho, New York
December 30, 2011

ARK RESTAURANTS CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Per Share Amounts)

	October 1, 2011	October 2, 2010
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents (includes $852 at October 1, 2011 related to VIEs)	$ 7,780	$ 2,011
Short-term investments in available-for-sale securities	2,699	7,438
Accounts receivable (includes $1,423 at October 1, 2011 related to VIEs)	3,678	2,048
Related party receivables, net	-	1,044
Employee receivables	288	290
Current portion of note receivable	-	102
Inventories (includes $23 at October 1, 2011 related to VIEs)	1,612	1,652
Prepaid expenses and other current assets (includes $253 at October 1, 2011 related to VIEs)	656	797
Total current assets	16,713	15,382
FIXED ASSETS - Net (includes $3,660 at October 1, 2011 related to VIEs)	23,239	24,113
INTANGIBLE ASSETS - Net	629	37
GOODWILL	4,813	4,813
TRADEMARKS	721	721
DEFERRED INCOME TAXES	7,253	6,149
OTHER ASSETS (includes $71 at October 1, 2011 related to VIEs)	893	416
TOTAL ASSETS	$ 54,261	$ 51,631
LIABILITIES AND EQUITY		
CURRENT LIABILITIES:		
Accounts payable - trade (includes $565 at October 1, 2011 related to VIEs)	$ 2,522	$ 2,423
Accrued expenses and other current liabilities (includes $2,076 at October 1, 2011 related VIEs)	9,645	7,548
Accrued income taxes	388	290
Current portion of note payable	78	224
Total current liabilities	12,633	10,485
OPERATING LEASE DEFERRED CREDIT	3,442	3,628
NOTE PAYABLE, LESS CURRENT PORTION	-	78
TOTAL LIABILITIES	16,075	14,191
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Common stock, par value $.01 per share - authorized, 10,000 shares; issued, 5,672 shares and 5,668 shares at October 1, 2011 and October 2, 2010, respectively; outstanding, 3,495 shares and 3,491 shares at October 1, 2011 and October 2, 2010, respectively	57	57
Additional paid-in capital	23,291	23,050
Accumulated other comprehensive income	3	8
Retained earnings	20,128	22,554
	43,479	45,669
Less stock option receivable	(29)	(29)
Less treasury stock, at cost, of 2,177 shares at October 1, 2011 and October 2, 2010	(10,095)	(10,095)
Total Ark Restaurants Corp. shareholders' equity	33,355	35,545
NON-CONTROLLING INTERESTS	4,831	1,895
TOTAL EQUITY	38,186	37,440
TOTAL LIABILITIES AND EQUITY	$ 54,261	$ 51,631

See notes to consolidated financial statements.

ARK RESTAURANTS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per Share Amounts)

	Year Ended	
	October 1, 2011	October 2, 2010
REVENUES:		
Food and beverage sales	$ 138,662	$ 114,669
Other revenue	783	3,099
Total revenues (includes $22,216 for the year ended October 1, 2011 related to VIEs)	139,445	117,768
COSTS AND EXPENSES:		
Food and beverage cost of sales	37,565	30,326
Payroll expenses	45,921	38,003
Occupancy expenses	19,244	16,758
Other operating costs and expenses	18,243	16,293
General and administrative expenses	9,476	9,516
Impairment loss from write-down of long-lived assets	2,603	-
Depreciation and amortization	4,491	3,873
Total costs and expenses (includes $17,569 for the year ended October 1, 2011 related to VIEs)	137,543	114,769
OPERATING INCOME	1,902	2,999
OTHER (INCOME) EXPENSE:		
Interest expense	14	29
Interest income	(72)	(82)
Other income, net	(636)	(386)
Total other income, net	(694)	(439)
Income before provision for income taxes	2,596	3,438
Provision for income taxes	145	1,121
INCOME FROM CONTINUING OPERATIONS	2,451	2,317
DISCONTINUED OPERATIONS:		
Loss from operations of discontinued restaurant (includes a net loss on disposal of $71 for the year ended October 1, 2011)	(222)	-
Benefit for income taxes	(75)	-
LOSS FROM DISCONTINUED OPERATIONS	(147)	-
CONSOLIDATED NET INCOME	2,304	2,317
Net (income) loss attributable to non-controlling interests	(889)	288
NET INCOME ATTRIBUTABLE TO ARK RESTAURANTS CORP.	$ 1,415	$ 2,605
AMOUNTS ATTRIBUTABLE TO ARK RESTAURANTS CORP.:		
Income from continuing operations	$ 1,562	$ 2,605
Income (loss) from discontinued operations, net of tax	(147)	-
Net income	$ 1,415	$ 2,605
NET INCOME (LOSS) PER ARK RESTAURANTS CORP. COMMON SHARE:		
From continuing operations:		
Basic	$ 0.45	$ 0.75
Diluted	$ 0.44	$ 0.74
From discontinued operations:		
Basic	$ (0.04)	$ -
Diluted	$ (0.04)	$ -
From net income:		
Basic	$ 0.41	$ 0.75
Diluted	$ 0.40	$ 0.74
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		
Basic	3,494	3,490
Diluted	3,525	3,514

See notes to consolidated financial statements.

ARK RESTAURANTS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
YEARS ENDED OCTOBER 2, 2010 AND OCTOBER 1, 2011
(In Thousands)

	Common Stock									
	Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Stock Option Receivable	Treasury Stock	Total Ark Restaurants Corp. Shareholders' Equity	Non-controlling Interests	Total Equity
BALANCE - October 3, 2009	5,667	$ 57	$ 22,501	$ (29)	$ 23,440	$ (76)	$ (10,095)	$ 35,798	$ 2,304	$ 38,102
Net income attributable to Ark Restaurants Corp.	-	-	-	-	2,605	-	-	2,605	-	2,605
Net loss attributable to non-controlling interests	-	-	-	-	-	-	-	-	(288)	(288)
Unrealized gain on available-for-sale securities	-	-	-	37	-	-	-	37	-	37
Total comprehensive income (loss)								2,642	(288)	2,354
Exercise of stock options	1	-	13	-	-	-	-	13	-	13
Tax benefit on exercise of stock options	-	-	1	-	-	-	-	1	-	1
Stock-based compensation	-	-	535	-	-	-	-	535	-	535
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(121)	(121)
Payment of dividends - $1.00 per share	-	-	-	-	(3,491)	-	-	(3,491)	-	(3,491)
Repayments on stock option receivable	-	-	-	-	-	47	-	47	-	47
BALANCE - October 2, 2010	5,668	57	23,050	8	22,554	(29)	(10,095)	35,545	1,895	37,440
Cumulative effect adjustment related to consolidation of variable interest entities upon the adoption of the amendments to ASC Topic 810	-	-	-	-	(348)	-	-	(348)	3,765	3,417
BALANCE - October 3, 2010	5,668	57	23,050	8	22,206	(29)	(10,095)	35,197	5,660	40,857
Net income attributable to Ark Restaurants Corp.	-	-	-	-	1,415	-	-	1,415	-	1,415
Net income attributable to non-controlling interests	-	-	-	-	-	-	-	-	889	889
Unrealized loss on available-for-sale securities	-	-	-	(5)	-	-	-	(5)	-	(5)
Total comprehensive income								1,410	889	2,299
Exercise of stock options	4	-	48	-	-	-	-	48	-	48
Tax benefit on exercise of stock options	-	-	3	-	-	-	-	3	-	3
Stock-based compensation	-	-	190	-	-	-	-	190	-	190
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(1,718)	(1,718)
Payment of dividends - $1.00 per share	-	-	-	-	(3,493)	-	-	(3,493)	-	(3,493)
BALANCE - October 1, 2011	5,672	$ 57	$ 23,291	$ 3	$ 20,128	$ (29)	$ (10,095)	$ 33,355	$ 4,831	$ 38,186

See notes to consolidated financial statements.

ARK RESTAURANTS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended October 1, 2011	Year Ended October 2, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Consolidated net income	$ 2,304	$ 2,317
Adjustments to reconcile consolidated net income to net cash provided by operating activities:		
Impairment loss from write-down of long-lived assets	2,603	-
Loss on disposal of discontinued operation	71	-
Deferred income taxes	(1,104)	(933)
Stock-based compensation	190	535
Excess tax benefits related to stock-based compensation	(3)	(1)
Depreciation and amortization	4,491	3,873
Operating lease deferred credit	(18)	(289)
Changes in operating assets and liabilities:		
Accounts receivable	182	(17)
Related party receivables	-	(540)
Inventories	51	(105)
Prepaid expenses and other current assets	142	(369)
Other assets	(406)	131
Accounts payable - trade	(1,233)	(118)
Accrued expenses and other liabilities	1,159	1,513
Accrued income taxes	101	(449)
Net cash provided by operating activities	8,530	5,548
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of fixed assets	(2,772)	(2,900)
Purchase of management rights	(600)	-
Proceeds from sale of discontinued operation	400	-
Consolidated cash balances of VIEs	757	-
Loans and advances made to employees	(137)	(101)
Payments received on employee receivables	139	395
Purchases of investment securities	(3,145)	(10,916)
Proceeds from sales of investment securities	7,879	11,654
Payments received on long-term receivables	102	129
Net cash provided by (used in) investing activities	2,623	(1,739)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Principal payments on note payable	(224)	(209)
Dividends paid	(3,493)	(6,981)
Proceeds from issuance of stock upon exercise of stock options	48	13
Excess tax benefits related to stock-based compensation	3	1
Distributions to non-controlling interests	(1,718)	(121)
Payments received on stock option receivable	-	47
Net cash used in financing activities	(5,384)	(7,250)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,769	(3,441)
CASH AND CASH EQUIVALENTS, Beginning of year	2,011	5,452
CASH AND CASH EQUIVALENTS, End of year	$ 7,780	$ 2,011
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ 12	$ 29
Income taxes	$ 1,201	$ 2,553
Non-cash investing activity:		
Note received in connection with sale of discontinued operation	$ 100	$ -

See notes to consolidated financial statements.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ark Restaurants Corp. and Subsidiaries (the "Company") owns and operates 22 restaurants and bars, 28 fast food concepts and catering operations. Seven restaurants are located in New York City, four are located in Washington, D.C., seven are located in Las Vegas, Nevada, two are located in Atlantic City, New Jersey, one is located at the Foxwoods Resort Casino in Ledyard, Connecticut and one is located in Boston, Massachusetts. The Las Vegas operations include five restaurants within the New York-New York Hotel & Casino Resort and operation of the hotel's room service, banquet facilities, employee dining room and six food court concepts; one bar within the Venetian Casino Resort as well as three food court concepts; and one restaurant within the Planet Hollywood Resort and Casino. In Atlantic City, New Jersey, the Company operates a restaurant and a bar in the Resorts Atlantic City Hotel and Casino. The operations at the Foxwoods Resort Casino include one fast food concept and six fast food concepts at the MGM Grand Casino. In Boston, Massachusetts, the Company operates a restaurant in the Faneuil Hall Marketplace. The Florida operations under management include five fast food facilities in Tampa, Florida and seven fast food facilities in Hollywood, Florida, each at a Hard Rock Hotel and Casino.

Basis of Presentation —The accompanying consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and accounting principles generally accepted in the United States of America ("GAAP"). The Company's reporting currency is the United States dollar.

Accounting Period — The Company's fiscal year ends on the Saturday nearest September 30. The fiscal years ended October 1, 2011 and October 2, 2010 included 52 weeks.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The accounting estimates that require management's most difficult and subjective judgments include allowances for potential bad debts on receivables, inventories, the useful lives and recoverability of its assets, such as property and intangibles, fair values of financial instruments and share-based compensation, the realizable value of its tax assets and other matters. Because of the uncertainty in such estimates, actual results may differ from these estimates.

Principles of Consolidation — The consolidated financial statements include the accounts of Ark Restaurants Corp. and all of its wholly owned subsidiaries, partnerships and other entities in which it has a controlling interest. Also included in the consolidated financial statements are certain variable interest entities. All significant intercompany balances and transactions have been eliminated in consolidation.

Non-Controlling Interests — Non-controlling interests represent capital contributions, income and loss attributable to the shareholders of less than wholly-owned and consolidated entities.

Seasonality — The Company has substantial fixed costs that do not decline proportionally with sales. The first and second fiscal quarters, which include the winter months, usually reflect lower customer traffic than in the third and fourth fiscal quarters. In addition, sales in the third and fourth fiscal quarters can be adversely affected by inclement weather due to the significant amount of outdoor seating at the Company's restaurants.

Fair Value of Financial Instruments — The carrying amount of cash and cash equivalents, investments, receivables, accounts payable, and accrued expenses approximate fair value due to the immediate or short-term maturity of these financial instruments. The fair value of notes payable is determined using current applicable rates for similar instruments as of the balance sheet date and approximates the carrying value of such debt.

Cash and Cash Equivalents — Cash and cash equivalents include cash on hand, deposits with banks and highly liquid investments generally with original maturities of three months or less. Outstanding checks in excess of account balances, typically vendor payments, payroll and other contractual obligations disbursed after the last day of a reporting period are reported as a current liability in the accompanying consolidated balance sheets.

Available-For-Sale Securities — Available-for-sale securities consist primarily of United States Treasury Bills and Notes, all of which have a high degree of liquidity and are reported at fair value, with unrealized gains and losses recorded in Accumulated Other Comprehensive Income. The cost of investments in available-for-sale securities is determined on a specific identification basis. Realized gains or losses and declines in value judged to be other than temporary, if any, are reported in other income, net. The Company evaluates its investments periodically for possible impairment and reviews factors such as the length of time and extent to which fair value has been below cost basis and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value.

Concentrations of Credit Risk — Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company reduces credit risk by placing its cash and cash equivalents with major financial institutions with high credit ratings. At times, such amounts may exceed Federally insured limits.

For the years ended October 1, 2011 and October 2, 2010, the Company made purchases from one vendor that accounted for approximately 13% of total purchases in each year.

Accounts Receivable — Accounts receivable is primarily comprised of normal business receivables such as credit card receivables that are paid off in a short period of time and amounts due from the hotels operators where the Company has a location, and are recorded when the products or services have been delivered. The Company reviews the collectability of its receivables on an ongoing basis, and provides for an allowance when it considers the entity unable to meet its obligation.

Inventories — Inventories are stated at the lower of cost (first-in, first-out) or market, and consist of food and beverages, merchandise for sale and other supplies.

Revenue Recognition — Company-owned restaurant sales are comprised almost entirely of food and beverage sales. The Company records revenue at the time of the purchase of products by customers.

For the year ended October 2, 2010, Revenues – Other Revenue, includes management fees related to the Company's managed restaurants that were not consolidated and were based on either gross restaurant sales or cash flow. Such fees have been eliminated for the year ended October 1, 2011 due to the consolidation of these entities – see accounting policy, "*New Accounting Standards Adopted in Fiscal 2011*" and Note 2.

The Company offers customers the opportunity to purchase gift certificates. At the time of purchase by the customer, the Company records a gift certificate liability for the face value of the certificate purchased. The Company recognizes the revenue and reduces the gift certificate liability when the certificate is redeemed. The Company does not reduce its recorded liability for potential non-use of purchased gift cards.

Additionally, the Company presents sales tax on a net basis in its consolidated financial statements.

Fixed Assets — Leasehold improvements and furniture, fixtures and equipment are stated at cost. Depreciation of furniture, fixtures and equipment is computed using the straight-line method over the estimated useful lives of the respective assets (three to seven years). Amortization of improvements to leased properties is computed using the straight-line method based upon the initial term of the applicable lease or the estimated useful life of the improvements, whichever is less, and ranges from 5 to 30 years. For leases with renewal periods at the Company's option, if failure to exercise a renewal option imposes an economic penalty to the Company, management may determine at the inception of the lease that renewal is reasonably assured and include the renewal option period in the determination of appropriate estimated useful lives. Routine expenditures for repairs and maintenance are charged to expense when incurred. Major replacements and improvements are capitalized. Upon retirement or disposition of fixed assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the Consolidated Statements of Income.

The Company includes in construction in progress improvements to restaurants that are under construction. Once the projects have been completed, the Company begins depreciating and amortizing the assets. Start-up costs incurred during the construction period of restaurants, including rental of premises, training and payroll, are expensed as incurred.

Intangible Assets — Intangible assets consist principally of purchased leasehold rights, operating rights and covenants not to compete. Costs associated with acquiring leases and subleases, principally purchased leasehold rights, and operating rights have been capitalized and are being amortized on the straight-line method based upon the initial terms of the applicable lease agreements, which range from 9 to 20 years. Covenants not to compete arising from restaurant acquisitions are amortized over the contractual period, typically five years.

Long-lived Assets — Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including estimated future sales growth and estimated profit margins are included in this analysis. See Note 7 for a discussion of impairment charges for long-lived assets recorded in fiscal 2011 and 2010.

Goodwill and Trademarks — Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Trademarks are considered to have an indefinite life and are not being amortized. Goodwill and trademarks are assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is to identify potential impairment by comparing the fair value of the reporting unit (the Company is being treated as one reporting unit) with its net book value (or carrying amount), including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The impairment test for other intangible assets consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Determining the fair value of the reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of the reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. To assist in the process of determining goodwill impairment, the Company performs internal valuation analyses and considers other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flows, market comparisons and recent transactions. These approaches use significant estimates and assumptions including projected future cash flows (including timing), a discount rate reflecting the risk inherent in future cash flows, perpetual growth rate, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables. Based on the above policy, no impairment charges were necessary in fiscal 2011 and 2010.

Leases — The Company recognizes rent expense on a straight-line basis over the expected lease term, including option periods as described below. Within the provisions of certain leases there are escalations in payments over the base lease term, as well as renewal periods. The effects of the escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes option periods when it is deemed to be reasonably assured that the Company would incur an economic penalty for not exercising the option. Percentage rent expense is generally based upon sales levels and is expensed as incurred. Certain leases include both base rent and percentage rent. The Company records rent expense on these leases based upon reasonably assured sales levels. The consolidated financial statements reflect the same lease terms for amortizing leasehold improvements as were used in calculating straight-line rent expense for each restaurant. The judgments of the Company may produce materially different amounts of amortization and rent expense than would be reported if different lease terms were used.

Operating Lease Deferred Credit — Several of the Company's operating leases contain predetermined increases in the rentals payable during the term of such leases. For these leases, the aggregate rental expense over the lease term is recognized on a straight-line basis over the lease term. The excess of the expense charged to operations in any year and amounts payable under the leases during that year are recorded as deferred credits that reverse over the lease term.

Occupancy Expenses — Occupancy expenses include rent, rent taxes, real estate taxes, insurance and utility costs.

Defined Contribution Plans — The Company offers a defined contribution savings plan (the "Plan") to all of its full-time employees. Eligible employees may contribute pre-tax amounts to the Plan subject to the Internal Revenue Code limitations. Company contributions to the Plan are at the discretion of the Board of Directors. During the years ended October 1, 2011 and October 2, 2010, the Company did not make any contributions to the Plan.

Income Taxes — Income taxes are accounted for under the asset and liability method whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to the temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company has recorded a liability for unrecognized tax benefits resulting from tax positions taken, or expected to be taken, in an income tax return. It is the Company's policy to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. Uncertain tax positions are evaluated and adjusted as appropriate, while taking into account the progress of audits of various taxing jurisdictions.

Non-controlling interests relating to the income or loss of consolidated partnerships includes no provision for income taxes as any tax liability related thereto is the responsibility of the individual minority investors.

Income Per Share of Common Stock — Basic net income per share is calculated on the basis of the weighted average number of common shares outstanding during each period. Diluted net income per share reflects the additional dilutive effect of potentially dilutive shares (principally those arising from the assumed exercise of stock options).

Share-based Compensation — The Company measures share-based compensation cost at the grant date based on the fair value of the award and recognizes it as expense over the applicable vesting period using the straight-line method. Excess income tax benefits related to share-based compensation expense that must be recognized directly in equity are considered financing rather than operating cash flow activities.

The fair value of each of the Company's stock options is estimated on the date of grant using a Black-Scholes option-pricing model that uses assumptions that relate to the expected volatility of the Company's common stock, the expected dividend yield of our stock, the expected life of the options and the risk free interest rate. The Company did not grant any options during the fiscal years ended 2011 and 2010. The Company generally issues new shares upon the exercise of employee stock options.

New Accounting Standards Adopted in Fiscal 2011 — In January 2010, the Financial Accounting Standards Board (the "FASB") issued updated guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. This update requires new disclosures about significant transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy (including the reasons for these transfers) and the reasons for any transfers in or out of Level 3. This update also requires a reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis. In addition to these new disclosure requirements, this update clarifies certain existing disclosure requirements. This update also clarifies the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. This update was effective for the Company's interim and annual reporting periods beginning October 3, 2010, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which is effective for interim and annual reporting periods beginning after December 15, 2010, which corresponds to the Company's fiscal year beginning October 2, 2011. The adoption of this pronouncement did not have any impact on the Company's consolidated financial statements and related disclosures and the adoption of the additional Level 3 requirements discussed above is not expected to any impact on the Company's consolidated financial statements and related disclosures.

Effective October 3, 2010, the Company adopted amendments to Accounting Standards Codification ("ASC") Topic 810 (formerly FASB Statement of Accounting Standards ("SFAS") No. 167—Amendments to FASB Interpretation No. 46(R) ("SFAS No 167")). This requires an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity ("VIE"). This analysis identifies the primary beneficiary of a VIE as the enterprise that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impacts the entity's economic performance; and (ii) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has the power to direct the activities of the VIE that most significantly impact the entity's economic performance. This statement requires the Company to focus on a more qualitative approach, rather than a quantitative approach previously required for determining the primary beneficiary of a VIE, it also amended certain guidance for determining whether an entity is a VIE, added an additional requirement to assess whether an entity is a VIE, on an ongoing basis, and required enhanced disclosures that provide users of financial statements with more transparent information about an enterprise's involvement in a VIE. The adoption of this guidance resulted in the consolidation of certain limited partnerships as of October 3, 2010. The Company did not retroactively apply this guidance. See Note 2 for additional information regarding the impact of the adoption of this standard on the consolidated financial statements.

New Accounting Standards Not Yet Adopted — In May 2011, the FASB issued guidance that amends GAAP to conform it with fair value measurement and disclosure requirements in International Financial Reporting Standards ("IFRS"). The amendments changed the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The provisions of this guidance are effective for the first reporting period (including interim periods) beginning after December 15, 2011. The Company is currently evaluating the impact this accounting standard update may have on its results of operations, financial condition or disclosures.

In June 2011, the FASB issued new accounting guidance on the presentation of other comprehensive income. The new guidance eliminates the current option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. Instead, an entity has the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new accounting guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. Full retrospective application is required. As the new accounting guidance will only amend the presentation requirements of other comprehensive income, the Company does not expect the adoption to have a significant impact on its financial condition or results of operations.

In September 2011, the FASB issued new accounting guidance intended to simplify how an entity tests goodwill for impairment. The guidance will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The new accounting guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The Company does not expect the adoption of this guidance to have any impact on its financial condition or results of operations.

2. CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Upon adoption of the new accounting guidance for VIEs on October 3, 2010, the Company determined that it is the primary beneficiary of two VIEs which had not been previously consolidated, Ark Hollywood/Tampa Investment, LLC and Ark Connecticut Investment, LLC, as the new guidance requires that a single party (including its related parties and de facto agents) be able to exercise their rights to remove the decision maker in order for the "kick-out" rights to be considered substantive. Previously, a simple majority of owners that could exercise kick-out rights was considered a substantive right. This change resulted in the need for consolidation.

The assets and liabilities associated with the Company's consolidation of VIEs are as follows:

	October 1, 2011 (in thousands)
Cash and cash equivalents	$ 852
Accounts receivable	1,423
Inventories	23
Prepaid expenses and other current assets	253
Due from Ark Restaurants Corp. and affiliates (1)	410
Fixed assets, net	3,660
Other long-term assets	71
Total assets	$ 6,692
Accounts payable	$ 565
Accrued expenses and other current liabilities	2,076
Total liabilities	2,641
Equity of variable interest entities	4,051
Total liabilities and equity	$ 6,692

(1) Amounts due from Ark Restaurants Corp. and affiliates are eliminated upon consolidation.

The liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets; rather, they represent claims against the specific assets of the consolidated VIEs. Conversely, assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against the Company's general assets.

For the year ended October 1, 2011, aggregate revenue and operating expenses relating to these VIEs were $22,216,000 and $17,569,000, respectively, and are included in the accompanying Consolidated Statements of Operations.

3. RECENT RESTAURANT EXPANSION

In August 2010, the Company entered into an agreement to lease the former *ESPN Zone* space at the New York-New York Hotel & Casino Resort in Las Vegas and re-open the space under the name *The Sporting House*. Such lease is cancellable upon 90 days written notice and provides for rent based on profits only. This restaurant opened at the end of October 2010 and the Company did not invest significant funds to re-open the space.

In the quarter ended January 1, 2011, the Company combined three fast food outlets located in the *Village Eateries* in the New York-New York Hotel & Casino Resort in Las Vegas into a new restaurant, *The Broadway Burger Bar*, which opened at the end of December 2010.

4. RECENT RESTAURANT DISPOSITIONS

During the fourth fiscal quarter of 2010, the Company closed its *Pinch & S'Mac* operation located in New York City, and re-concepted the location as *Polpette*, which featured meatballs and other Italian food. In connection with these changes the Company recorded a loss on disposal of fixed assets in the amount of $358,000 which is included in Other Operating Costs and Expenses in the consolidated statement of income for the year ended October 2, 2010. Sales at *Polpette* failed to reach the level sufficient to achieve the results the Company required. As a result, the Company closed this restaurant on February 6, 2011 and it was sold on April 28, 2011 for $400,000. The Company realized a loss on the sale of $71,000 which was recorded during the second quarter of fiscal 2011 as well as operating losses of $151,000 for the year ended October 1, 2011, all of which are included in discontinued operations in the accompanying Consolidated Statement of Operations.

The Company was advised by the landlord that it would have to vacate the *Gonzalez y Gonzalez* property located in New York, NY, which was on a month-to-month lease. The closure of this property occurred on January 31, 2011.

On July 8, 2011, the Company entered into an agreement with the landlord of *The Grill Room* property located in New York City, whereby in exchange for a payment of $350,000 the Company vacated the property on October 31, 2011. This lease was scheduled to expire on December 31, 2011.

5. INVESTMENT SECURITIES

Fair value is defined as the price that we would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants on the measurement date. In determining fair value, the accounting standards establish a three level hierarchy for inputs used in measuring fair value, as follows:

- Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following available-for-sale securities are re-measured to fair value on a recurring basis and are valued using Level 1 inputs and the market approach as follows:

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
		(In thousands)		
At October 1, 2011				
Available-for-sale short-term:				
Government debt securities	$ 2,696	$ 3	$ -	$ 2,699

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
		(In thousands)		
At October 2, 2010				
Available-for-sale short-term:				
Government debt securities	$ 7,430	$ 8	$ -	$ 7,438

At October 1, 2011, all of the Company's government debt securities mature within fiscal year 2012.

6. NOTE RECEIVABLE

In March 2005, the Company sold a restaurant for $1,300,000. Cash of $600,000 was included on the sale. Of the $600,000 cash, $200,000 was paid to the Company as a fee to manage the restaurant for four months prior to closure and the balance was paid directly to the landlord. The remaining $700,000 was received in the form of a note receivable, at an interest rate of 6%, in installments through June 2011 and was fully collected as of that date.

7. FIXED ASSETS

Fixed assets consist of the following:

	October 1, 2011	October 2, 2010
	(In thousands)	
Leasehold improvements	$ 36,472	$ 34,175
Furniture, fixtures and equipment	34,144	32,142
Construction in progress	587	367
	71,203	66,684
Less: accumulated depreciation and amortization	47,964	42,571
	$ 23,239	$ 24,113

Depreciation and amortization expense related to fixed assets for the years ended October 1, 2011 and October 2, 2010 was $4,483,000 and $3,865,000, respectively.

Management continually evaluates unfavorable cash flows, if any, related to underperforming restaurants. Periodically it is concluded that certain properties have become impaired based on their existing and anticipated future economic outlook in their respective markets. In such instances, we may impair assets to reduce their carrying values to fair values. Estimated fair values of impaired properties are based on comparable valuations, cash flows and/or management judgment. During the year ended October 1, 2011, the Company recorded a charge of $2,603,000 to impair the leasehold improvements and equipment of an underperforming restaurant in which the Company is a majority partner. Therefore, the impairment amount reflected in our fiscal 2011 Consolidated Statement of Income is offset by the share of the charge attributable to the limited partners, or $856,000, which is included in the Net (Income) Loss Attributable to Non-controlling Interests line item in the accompanying Consolidated Statement of Income. Based on the current facts and circumstances, the property does not meet the criteria for held for sale classification. No impairment charges were recorded for the year ended October 2, 2010.

Non-recurring fair value measurements related to impaired fixed assets as of October 1, 2011 consist of the following:

	Fair Value Measurements at October 1, 2011 Using:				
	Total	Level 1	Level 2	Level 3	Total Losses
Assets					
Long-lived assets held and used	$ 390		$ -	$ 390	$ 2,603
Total Assets	$ 390	$ -	$ -	$ 390	$ 2,603

8. INTANGIBLE ASSETS

Intangible assets consist of the following:

	October 1, 2011	October 2, 2010
	(In thousands)	
Purchased leasehold rights (a)	$ 2,343	$ 2,343
Operating rights (b)	600	-
Noncompete agreements and other	322	322
	3,265	2,665
Less accumulated amortization	2,636	2,628
Total intangible assets	$ 629	$ 37

(a) Purchased leasehold rights arose from acquiring leases and subleases of various restaurants.

(b) Amounts paid in connection with *Basketball City* agreement – see Note 10.

Amortization expense related to intangible assets for each of the years ended October 1, 2011 and October 2, 2010 was $8,000.

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	October 1, 2011	October 2, 2010
	(In thousands)	
Sales tax payable	$ 953	$ 779
Accrued wages and payroll related costs	2,325	1,810
Customer advance deposits	2,180	1,712
Accrued occupancy and other operating expenses	4,187	3,247
	$ 9,645	$ 7,548

10. COMMITMENTS AND CONTINGENCIES

Leases — The Company leases its restaurants, bar facilities, and administrative headquarters through its subsidiaries under terms expiring at various dates through 2032. Most of the leases provide for the payment of base rents plus real estate taxes, insurance and other expenses and, in certain instances, for the payment of a percentage of the restaurants' sales in excess of stipulated amounts at such facility and in one instance based on profits.

In February 2010, the Company entered into an amendment to its lease for the food court space at the *New York-New York Hotel and Casino* in Las Vegas, Nevada. Pursuant to this amendment, the Company agreed to, among other things; commit no less than $3,000,000 to remodel the food court by March 2012. In exchange for this commitment, the landlord agreed to extend the food court lease for an additional four years. As of October 1,

2011, the Company has spent approximately $1,300,000 related to this commitment in connection with *The Broadway Burger Bar* construction discussed above.

On March 18, 2011, a subsidiary of the Company entered into a lease agreement to operate a yet to be named restaurant and bar in New York City. In connection with the agreement, the landlord has agreed to contribute up to $1,800,000 towards the construction of the facility, which the Company expects to be $6,000,000 to $7,000,000. The initial term of the lease for this facility will expire on March 31, 2027 and will have one five-year renewal. The Company anticipates the restaurant will open during the second quarter of fiscal 2012.

As of October 1, 2011, future minimum lease payments under noncancelable leases are as follows:

Fiscal Year	Amount (In thousands)
2012	$ 9,041
2013	8,144
2014	7,599
2015	6,906
2016	6,312
Thereafter	30,371
Total minimum payments	$ 68,373

In connection with certain of the leases included in the table above, the Company obtained and delivered irrevocable letters of credit in the aggregate amount of $657,000 as security deposits under such leases.

Rent expense was approximately $15,473,000 and $12,981,000 for the fiscal years ended October 1, 2011 and October 2, 2010, respectively. Contingent rentals, included in rent expense, were approximately $4,968,000 and $3,890,000 for the fiscal years ended October 1, 2011 and October 2, 2010, respectively.

Legal Proceedings — In the ordinary course of its business, the Company is a party to various lawsuits arising from accidents at its restaurants and worker's compensation claims, which are generally handled by the Company's insurance carriers. The employment by the Company of management personnel, waiters, waitresses and kitchen staff at a number of different restaurants has resulted in the institution, from time to time, of litigation alleging violation by the Company of employment discrimination laws. Included in Accrued Expenses and Other Current Liabilities at October 2, 2010 is approximately $500,000 related to the settlement of various claims against the Company. During fiscal 2011 the Company settled a claim for an amount of approximately $350,000 and maintains an accrual of $150,000, which is included in Accrued Expenses and Other Current Liabilities at October 1, 2011.

Other — On April 17, 2011, the Company suffered a flood at its *Sequoia* property located in Washington, DC. The Company expects to recover substantially all of its losses from insurance proceeds and/or the landlord and does not expect unrecovered amounts to have a material impact on its financial position, results of operations or cash flows.

On June 7, 2011, the Company entered into a 10-year exclusive agreement to manage a yet to be constructed restaurant and catering service at *Basketball City* in New York City in exchange for a fee of $1,000,000 ($600,000 of which has been paid as of October 1, 2011 and is included in Intangible Assets in the accompanying Consolidated Balance Sheet). Under the terms of the agreement the owner of the property will construct the facility at their expense and the Company will pay the owner an annual fee based on sales, as defined in the agreement. The Company expects to begin operating this property in the second quarter of fiscal 2012.

11. STOCK OPTIONS

The Company has options outstanding under two stock option plans, the 2004 Stock Option Plan (the "2004 Plan) and the 2010 Stock Option Plan (the "2010 Plan"), which was approved by shareholders in the second quarter of 2010. Effective with this approval the Company terminated the 2004 Plan. This action terminated the 400 authorized but unissued options under the 2004 Plan, but it did not affect any of the options previously issued under the 2004 Plan.

Options granted under the 2004 Plan are exercisable at prices at least equal to the fair market value of such stock on the dates the options were granted. The options expire ten years after the date of grant. During fiscal 2009, options to purchase 176,600 shares of common stock were granted and are exercisable as to 50% of the shares commencing on the first anniversary of the date of grant and as to an additional 50% commencing on the second anniversary of the date of grant.

The 2010 Stock Option Plan is the Company's only equity compensation plan currently in effect. Under the 2010 Stock Option Plan, 500,000 options were authorized for future grant. Options granted under the 2010 Plan are exercisable at prices at least equal to the fair market value of such stock on the dates the options were granted. The options expire six years after the date of grant.

The following table summarizes stock option activity under all plans:

	2011			2010		
	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding, beginning of year	421,064	$ 22.88		422,100	$ 22.86	
Options:						
Granted	-			-		
Exercised	(3,964)	$ 12.04		(1,036)	$ 12.04	
Canceled or expired	(20,500)	$ 26.13		-		
Outstanding, end of year (a)	396,600	$ 22.82	$ 202,642	421,064	$ 22.88	$ 405,553
Options exercisable (a)	396,600	$ 22.82	$ 202,642	332,764	$ 25.76	$ 201,580
Weighted average remaining contractual life	5.5 Years			6.5 Years		
Shares available for future grant	500,000			500,000		

(a) Options become exercisable at various times expiring through 2016.

The following table summarizes information about stock options outstanding as of October 1, 2011 (shares in thousands):

Range of Exercise Prices	Options Outstanding: Number of Shares	Options Outstanding: Weighted Average Exercise Price	Options Outstanding: Weighted Average Remaining contractual life (in years)	Options Exercisable: Number of Shares	Options Exercisable: Weighted Average Exercise Price	Options Exercisable: Weighted Average Remaining contractual life (in years)
$12.04	166,100	$ 12.04	7.6	166,100	$ 12.04	7.6
$29.60	140,500	$ 29.60	3.2	140,500	$ 29.60	3.2
$32.15	90,000	$ 32.15	5.2	90,000	$ 32.15	5.2
	396,600	$ 22.82	5.5	396,600	$ 22.82	5.5

Compensation cost charged to operations for the fiscal years ended 2011 and 2010 for share-based compensation programs was approximately $190,000 and $535,000, before tax benefits of approximately $72,000 and $174,000, respectively. The compensation cost recognized is classified as a general and administrative expense in the Consolidated Statements of Income.

As of October 1, 2011, all compensation cost related to stock options has been recognized.

12. MANAGEMENT FEE INCOME

The Company provides management services to two fast food courts and one fast food unit. Prior to fiscal 2011, the Company did not consolidate these operations. In accordance with the contractual arrangements, the Company earns management fees based on gross sales or cash flow as defined by the agreements. Management fee income, included in Revenues – Other Revenue, relating to these services was approximately $2,902,000 for the year ended October 2, 2010 and included approximately $743,000 for management fees and $2,159,000 for profit distributions. Such fees have been eliminated for the year ended October 1, 2011 due to the consolidation of these entities as discussed in Notes 1 and 2.

Receivables from managed restaurants, included in Related Party Receivables, were approximately $1,000,000 at October 2, 2010 and included approximately $827,000 for management fees and profit distributions and $173,000 for expense advances. Such receivables have been eliminated at October 1, 2011 due to the consolidation of these entities as discussed in Notes 1 and 2.

Managed restaurants had sales of approximately $17,470,000 for the year ended October 2, 2010 which are not included in consolidated net sales of the Company.

13. INCOME TAXES

The provision for income taxes attributable to continuing operations consists of the following:

	Year Ended October 1, 2011	Year Ended October 2, 2010
	(In thousands)	
Current provision:		
Federal	$ 342	$ 1,568
State and local	907	486
	1,249	2,054
Deferred provision:		
Federal	(582)	(850)
State and local	(522)	(83)
	(1,104)	(933)
	$ 145	$ 1,121

The effective tax rate differs from the U.S. income tax rate as follows:

	Year Ended October 1, 2011	Year Ended October 2, 2010
	(In thousands)	
Provision at Federal statutory rate (34% in 2011 and 2010)	$ 883	$ 1,169
State and local income taxes, net of tax benefits	134	172
Tax credits	(503)	(401)
(Income) loss attributable to non-controlling interest	(302)	98
Other	(67)	83
	$ 145	$ 1,121

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	October 1, 2011	October 2, 2010
	(In thousands)	
Long-term deferred tax assets (liabilities):		
State net operating loss carryforwards	$ 2,607	$ 2,094
Operating lease deferred credits	1,228	1,278
Depreciation and amortization	538	876
Deferred compensation	1,172	1,101
Partnership investments	1,948	964
Other	122	122
Total long-term deferred tax assets	7,615	6,435
Valuation allowance	(362)	(252)
Net long-term deferred tax assets	7,253	6,183
Deferred gains	-	(34)
Total long-term deferred tax liabilities	-	(34)
Total net deferred tax assets	$ 7,253	$ 6,149

In assessing the realizability of deferred tax assets, Management considers whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. The deferred tax valuation allowance of $362,000 and $252,000 as of October 1, 2011 and October 2, 2010, respectively, was attributable to state and local net operating loss carryforwards.

As of October 1, 2011, the Company has approximately of $28,668,000 of state and local net operating loss carryforwards which expire at various times beginning in 2015 through 2031.

A reconciliation of the beginning and ending amount of unrecognized tax benefits excluding interest and penalties is as follows:

	October 1, 2011	October 2, 2010
	(In thousands)	
Balance at beginning of year	$ 209	$ 209
Additions based on tax positions taken in current and prior years	-	-
Reductions due to settlements with taxing authorities	-	-
Reductions as a result of a lapse of the statute of limitations	-	-
Interest accrued during the current year	-	-
Balance at end of year	$ 209	$ 209

The entire amount of unrecognized tax benefits if recognized would reduce our annual effective tax rate. As of October 1, 2011 and October 2, 2010, the Company accrued approximately $85,000 and $63,000 of interest and penalties, respectively. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax law, both legislated and concluded through the various jurisdictions' tax court systems.

The Company files tax returns in the U.S. and various state and local jurisdictions with varying statutes of limitations. The 2008 through 2010 fiscal years generally remain subject to examination by most state and local tax authorities. An audit of the Company's Federal tax returns for the fiscal years 2008 and 2009 was recently completed by the Internal Revenue Service and did not result in a material adjustment to the Company's financial position or results of operations. The 2010 fiscal year remains subject to examination by the Internal Revenue Service.

14. OTHER INCOME

Other income consists of the following:

	Year Ended	
	October 1, 2011	October 2, 2010
	(In thousands)	
Purchase service fees	$ 44	$ 62
Video arcade sales	103	-
Other rentals	106	-
Other catering	150	144
Other	233	180
	$ 636	$ 386

15. INCOME PER SHARE OF COMMON STOCK

A reconciliation of the numerators and denominators of the basic and diluted per share computations for the fiscal years ended October 1, 2011 and October 2, 2010 follows:

	Net Income (Loss) Attributable to Ark Restaurants Corp. (Numerator)	Shares (Denominator)	Per-Share Amount
	(In thousands, except per share amounts)		
Year ended October 1, 2011			
From continuing operations:			
Basic EPS	$ 1,562	3,494	$ 0.45
Stock options	-	31	(0.01)
Diluted EPS	$ 1,562	3,525	$ 0.44
From discontinued operations:			
Basic EPS	$ (147)	3,494	$ (0.04)
Stock options	-	31	-
Diluted EPS	$ (147)	3,525	$ (0.04)
From net income:			
Basic EPS	$ 1,415	3,494	$ 0.41
Stock options	-	31	(0.01)
Diluted EPS	$ 1,415	3,525	$ 0.40
Year ended October 2, 2010			
From continuing operations:			
Basic EPS	$ 2,605	3,490	$ 0.75
Stock options	-	24	(0.01)
Diluted EPS	$ 2,605	3,514	$ 0.74
From discontinued operations:			
Basic EPS	$ -	3,490	$ -
Stock options	-	24	-
Diluted EPS	$ -	3,514	$ -
From net income:			
Basic EPS	$ 2,605	3,490	$ 0.75
Stock options	-	24	(0.01)
Diluted EPS	$ 2,605	3,514	$ 0.74

For the year ended October 1, 2011, options to purchase 166,100 shares of common stock at a price of $12.04 were included in diluted earnings per share. Options to purchase 140,500 shares of common stock at a price of $29.60 and options to purchase 90,000 shares of common stock at a price of $32.15 per share were not included in diluted earnings per share as their impact would be antidilutive.

For the year ended October 2, 2010, options to purchase 176,600 shares of common stock at a price of $12.04 were included in diluted earnings per share. Options to purchase 145,500 shares of common stock at a price of $29.60 and options to purchase 100,000 shares of common stock at a price of $32.15 per share were not included in diluted earnings per share as their impact would be antidilutive.

16. STOCK OPTION RECEIVABLE

Stock option receivable consists of amounts due from an officer totaling $29,000 at both October 1, 2011 and October 2, 2010. Such amounts which are due from the exercise of stock options in accordance with the Company's Stock Option Plan are payable on demand with interest (3.25% at both October 1, 2011 and October 2, 2010).

17. RELATED PARTY TRANSACTIONS

Receivables due from officers, excluding stock option receivables, totaled $37,000 at both October 1, 2011 and October 2, 2010. Other employee loans totaled approximately $251,000 and $253,000 at October 1, 2011 and October 2, 2010, respectively. Such loans bear interest at the minimum statutory rate (0.16% at October 1, 2011 and 0.46% at October 2, 2010).

18. SUBSEQUENT EVENTS

On December 7, 2011, the Board of Directors declared a quarterly dividend of $0.25 per share on the Company's common stock to be paid on January 3, 2012 to shareholders of record at the close of business on December 21, 2011.

On December 12, 2011, the Company, in a private transaction, purchased 250,000 shares of its common stock at a price of $12.50 per share, or a total of $3,125,000. Upon the closing of the purchase, the Company paid the seller $1,000,000 in cash and issued an unsecured promissory note to the seller for $2,125,000. The note bears interest at 0.19% per annum, and is payable in 24 equal monthly installments of $88,541, commencing on December 1, 2012.

The Company was advised by the landlord that it would have to vacate the *America* property located in Washington, DC, which was on a month-to-month lease. The closure of this property occurred on November 7, 2011.

The Company's President, Chief Operating Officer and Treasurer announced he is retiring effective December 31, 2011. The Company is in the process of negotiating a proper separation agreement with him.

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CORPORATE INFORMATION

BOARD OF DIRECTORS

Michael Weinstein
Chairman and Chief Executive Officer

Robert J. Stewart
Chief Financial Officer and Treasurer

Vincent Pascal
Senior Vice President --- Chief Operating Officer

Paul Gordon
Senior Vice President --- Director of Las Vegas Operations

Marcia Allen
President, Allen & Associates

Bruce R. Lewin
Chairman and President, Continental Hosts, Ltd.

Steve Shulman
President, Managing Director, Hampton Group Inc.

Arthur Stainman
Senior Managing Director, First Manhattan Co.

Stephen Novick
Senior Advisor, Andrea and Charles Bronfman Philanthropies

EXECUTIVE OFFICE

85 Fifth Avenue
New York, NY 10003
(212) 206-8800

AUDITORS

J.H. Cohn LLP
1212 Avenue of the Americas
New York, NY 10036

TRANSFER AGENT

Continental Stock Transfer
17 Battery Place
New York, NY 10004